UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 19, 2023

CSI Compressco LP

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-35195	94-3450907
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1735 Hughes Landing Boulevard, Suite 200

The Woodlands, TX 77380

(Address of principal executive offices)

(832) 519-2200

(Registrant’s Telephone Number, including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Units	CCLP	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

On December 19, 2023, CSI Compressco LP, a Delaware limited partnership (the “Partnership”), issued a press release announcing its entry into a definitive merger agreement pursuant to which Kodiak Gas Services, Inc., a Delaware corporation (“Kodiak”), will acquire the Partnership through a series of mergers (the “Mergers”). Under the terms of the merger agreement, (i) the Partnership’s common unitholders (excluding certain holders described in clause (ii)) will receive 0.086 (the “Exchange Ratio”) shares of common stock, par value $0.01 per share, of Kodiak (“Kodiak Common Stock”) in exchange for each Partnership common unit, (ii) the Partnership’s common unitholders that meet certain specified conditions may elect to receive as consideration for each Partnership common unit, in lieu of a number of shares of Kodiak Common Stock equal to the Exchange Ratio, a number of units (“OpCo Units”) in Kodiak Gas Services, LLC, a Delaware limited liability company and indirect, wholly owned subsidiary of Kodiak (“Kodiak Services”), equal to the Exchange Ratio and an equal number of shares of Series A Preferred Stock of Kodiak (“Series A Preferred Stock”), and (iii) the owner of the Partnership’s general partner will receive, in consideration for the notional units representing the general partner interest in the Partnership, a number of OpCo Units and shares of Series A Preferred Stock equal to the Exchange Ratio for each such notional unit. Each OpCo Unit will be redeemable for one share of Kodiak Common Stock (together with the cancellation of one share of Series A Preferred Stock) pursuant to the terms of the Sixth Amended and Restated Limited Liability Company Agreement of Kodiak Services.

A copy of the press release issued on December 19, 2023 is attached hereto as Exhibit 99.1 and is incorporated into this Item 7.01 by reference.

In accordance with General Instruction B.2 of Form 8-K, the information furnished pursuant to Item 7.01 and the press release attached hereto as Exhibit 99.1 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Important Information about the Transaction and Where to Find It

In connection with the Mergers, Kodiak will file with the SEC a registration statement on Form S-4, that will include a consent solicitation statement of the Partnership and a prospectus of Kodiak. The Mergers will be submitted to the Partnership’s unitholders for their consideration. The Partnership and Kodiak may also file other documents with the SEC regarding the Mergers. A definitive consent solicitation statement/prospectus will be mailed to unitholders of the Partnership. This communication is not a substitute for the registration statement or consent solicitation statement/prospectus that will be filed with the SEC or any other documents that Kodiak or the Partnership (as applicable) may file with the SEC or send to unitholders of the Partnership in connection with the Mergers. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE MERGERS, INVESTORS AND UNITHOLDERS OF THE PARTNERSHIP ARE URGED TO READ THE REGISTRATION STATEMENT, CONSENT SOLICITATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGERS AND RELATED MATTERS.

The registration statement and consent solicitation statement/prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by the Partnership or Kodiak with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from the Partnership at the Partnership’s website at www.csicompressco.com or by directing a request to the Partnership’s Investor Relations Department at jon.byers@csicompressco.com or Kodiak at www.kodiakgas.com or by directing a request to Kodiak’s Investor Relations Department at IR@kodiakgas.com.

Participants in the Solicitation

The Partnership, Kodiak and certain of their respective executive officers, directors, other members of management and employees (including those of the Partnership’s general partner) may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the Mergers. Information regarding the directors and executive officers of the Partnership’s general partner is available in the section titled “Part III. Item 10. Directors, Executive Officers, and Corporate Governance” on page 49 of the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 13, 2023 (and available here). Information regarding Kodiak’s directors and executive officers is available in the section titled “Management—Directors and Executive Officers” on page 115 of Kodiak’s final prospectus filed in connection with Kodiak’s initial public offering and with the SEC on June 30, 2023 (and available here). These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement on Form S-4, the consent solicitation statement/prospectus and other relevant materials relating to Mergers to be filed with the SEC when they become available. Security holders, potential investors and other readers should read the consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication relates to the Mergers between Kodiak and the Partnership and is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, pursuant to the Mergers or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Cautionary Statement for Purposes of Forward-Looking Statements

This communication contains “forward-looking statements” and information based on the current beliefs of the Partnership and Kodiak. Forward-looking statements in this communication are identifiable by the use of the following words, the negative of such words, and other similar words: “anticipates”, “assumes”, “believes”, “could”, “estimates”, “expects”, “forecasts”, “goal”, “intends”, “may”, “might”, “plans”, “predicts”, “projects”, “seeks”, “should,” “targets”, “will” and “would.” Important factors that could cause actual results to differ from those indicated in the forward-looking statements in this communication include, but are not limited to: (i) the completion of the Mergers on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms, Kodiak’s ability to obtain the required financing and the Partnership’s unitholder approval; (ii) the anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the Mergers, including the possibility that any of the anticipated benefits of the Mergers will not be realized or will not be realized within the expected time period; (iii) the ability of Kodiak and the Partnership to integrate the business successfully and to achieve anticipated synergies and value creation; (iv) the risk that disruptions from the Mergers will harm Kodiak’s or the Partnership’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; (v) potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the Mergers; (vi) potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the Mergers that could affect Kodiak’s and/or the Partnership’s financial performance and operating results; (vii) certain restrictions during the pendency of the merger that may impact the Partnership’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; (viii) legislative, regulatory and economic developments, changes in local, national, or international laws, regulations, and policies affecting Kodiak and the Partnership; (ix) dilution caused by Kodiak’s issuance of additional shares of Kodiak

Common Stock in connection with the Mergers; (x) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xi) the Partnership’s and Kodiak’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in the Partnership’s and Kodiak’s industry; (xii) changes in the oil and gas industry, including sustained decreases in the supply, demand or price of oil, natural gas, and natural gas liquids; (xiii) the competitive nature of natural gas compression services and treating services industry in which the Partnership and Kodiak conduct their business; (xiv) the impact of adverse weather conditions in oil or gas producing regions; (xv) the level of, and obligations associated with, the Partnership’s and Kodiak’s indebtedness; (xvi) acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against Kodiak or the Partnership, and other political or security disturbances; (xvii) the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; and (xvii) other risk factors and additional information.

The Partnership and Kodiak believe that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. The Partnership and Kodiak undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical experience and present expectations or projections. These risks and uncertainties include, but are not limited to, (i) those discussed throughout the Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Part II, Item 1A. “Risk Factors” sections of the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2022, and subsequent Quarterly Reports on Form 10-Q and other filings with the SEC, which are available on the Investor Relations page of the Partnership’s website at https://ir.csicompressco.com/ and on the website of the SEC at www.sec.gov and (ii) those discussed throughout the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Kodiak’s final prospectus, dated June 28, 2023, and those discussed throughout the Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Part II, Item 1A. “Risk Factors” sections of Kodiak’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, which are available on the Investor Relations page of Kodiak’s website at https:// https://ir.kodiakgas.com// and on the website of the SEC at www.sec.gov.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS

(d)    Exhibits

Exhibit Number	Description

99.1	Press release, dated December 19, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 19, 2023

CSI Compressco LP

By:	CSI Compressco GP LLC, its general partner

By:	/s/ John E. Jackson
Name:	John E. Jackson
Title:	Chief Executive Officer

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